UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34030 / September 28, 2020

In the Matter of	:
	:
BlackRock ETF Trust III	:
BlackRock Fund Advisors	:
BlackRock Investments, LLC	:
400 Howard Street	:
San Francisco, California 94105	:
	:
(812-15133)	:
	:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

BlackRock ETF Trust III, BlackRock Fund Advisors and BlackRock Investments, LLC filed an
application on June 3, 2020, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and
rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from
sections 12(d)(1)(A) and (B) of the Act.

The order permits: (a) ActiveShares ETFs (as described in the Reference Order (as defined
below)) to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b)
secondary market transactions in Shares to occur at negotiated market prices rather than at net
asset value; (c) certain affiliated persons of an ActiveShares ETF to deposit securities into, and
receive securities from, the ActiveShares ETF in connection with the purchase and redemption of
creation units; and (d) certain registered management investment companies and unit investment
trusts outside of the same group of investment companies as the ActiveShares ETFs to acquire
Shares of the ActiveShares ETFs. The order incorporates by reference terms and conditions of a
previous order granting the same relief sought by applicants, as that order may be amended from
time to time ("Reference Order").[1]

On August 31, 2020, a notice of the filing of the application was issued (Investment Company
Act Release No. 34000). The notice gave interested persons an opportunity to

---

[1]   Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477
(May 20, 2019) (order).

request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of BlackRock ETF Trust III, et al. (File No. 812-15133),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary